UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 8)1

Pulse Biosciences, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74587B 10 1

(CUSIP Number)

ADAM W. FINERMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 15, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74587B 10 1

1	NAME OF REPORTING PERSON

ROBERT W. DUGGAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		12,100,284*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

12,100,284*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,100,284*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

47.2%*
14	TYPE OF REPORTING PERSON

IN

* Represents (i) 11,770,265 Shares, including (a) 110,484 Shares underlying options and (b) 376,065 Shares underlying Warrants (as defined and described in Item 4) each exercisable within 60 days hereof, held by Mr. Duggan and (ii) 330,019 Shares held by Genius Inc., including 8,214 Shares underlying Warrants.

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CUSIP No. 74587B 10 1

1	NAME OF REPORTING PERSON

GENIUS INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		330,019*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

330,019*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

330,019*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%*
14	TYPE OF REPORTING PERSON

CO

* Represents 330,019 Shares held by Genius Inc., including 8,214 Shares underlying Warrants.

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CUSIP No. 74587B 10 1

The following constitutes Amendment No. 8 to the Schedule 13D filed by the undersigned (the “Amendment No. 8”). This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase cost of the 11,283,716 Shares owned directly by Mr. Duggan is approximately $133,176,395, including brokerage commissions. The 376,065 Warrants owned by Mr. Duggan were acquired in connection with the Offering (as defined and described in Item 4). Such Shares and such Warrants were acquired with personal funds. Mr. Duggan received his stock options in connection with his service on the board of directors of the Issuer (the “Board”). The aggregate purchase cost of the 321,805 Shares owned by Genius Inc., which Mr. Duggan is the sole shareholder of and may be deemed to be beneficially owned by Mr. Duggan, is approximately $4,139,693, including brokerage commissions. The 8,214 Warrants owned by Genius Inc. were acquired in connection with the Offering. Such Shares and such Warrants were acquired with working capital.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On June 15, 2020, Mr. Duggan acquired an aggregate of 2,507,112 units, which consist of one Share and 0.15 warrants to purchase Shares (the “Units”) at a price of $7.01 per Unit following the exercise of his basic and over-subscription privileges in connection with the Issuer’s subscription rights offering (the “Offering”) and Genius Inc. acquired an aggregate of 54,761 Units at a price of $7.01 per Unit following the exercise of its basic and over-subscription privileges in connection with the Offering. Each Warrant is exercisable for one Share at an exercise price equal to $7.01. The Warrants are exercisable immediately and expire on June 15, 2025.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon (a) 25,149,043 Shares outstanding, which is the total number of Shares outstanding as of June 16, 2020, as reported in a press release dated, June 16, 2020, issued by the Issuer in connection with the closing of the Offering, (b) certain or all of the 384,279 Warrants owned by the Reporting Persons in the aggregate, and (c) with respect to Mr. Duggan, 110,484 Shares underlying certain options exercisable within sixty days hereof.

A.	Genius Inc.
(a)	As of the close of business on June 17, 2020, Genius Inc. beneficially owned 330,019 Shares, including 8,214 Shares underlying Warrants exercisable within sixty days hereof

Percentage: Approximately 1.3%

(b)	1. Sole power to vote or direct vote: 330,019
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 330,019
4. Shared power to dispose or direct the disposition: 0

(c)	Other than the 54,761 Units acquired pursuant to the exercise of its basic and over-subscription privileges in connection with the Offering, Genius Inc. has not entered into any transactions in the Shares during the past sixty days.
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CUSIP No. 74587B 10 1

B.	Mr. Duggan
(a)	As of the close of business on June 17, 2020, Mr. Duggan directly owned 11,770,265 Shares, including 110,484 Shares underlying options and 376,065 Shares underlying Warrants each exercisable within sixty days hereof. As the sole shareholder of Genius Inc., Mr. Duggan may be deemed the beneficial owner of the 330,019 Shares owned by Genius Inc., including 8,214 shares underlying Warrants exercisable with sixty days hereof.

Percentage: Approximately 47.2%

(b)	1. Sole power to vote or direct vote: 12,100,284
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 12,100,284
4. Shared power to dispose or direct the disposition: 0

(c)	Other than the 2,507,112 Units acquired pursuant to the exercise of his basic and over-subscription privileges in connection with the Offering and the options received by Mr. Duggan in connection with his service on the Board as set forth in Item 6, Mr. Duggan has not entered into any transactions in the Shares during the past sixty days.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The description of the Offering and the Warrants as set forth in Item 4 is incorporated herein by reference.

On May 18, 2020, Mr. Duggan received 20,000 and 20,347 options to purchase Shares in connection with his service on the Board referencing an aggregate of 40,347 Shares, each with an exercise price of $10.66 and which expire on May 18, 2030, which vest in equal monthly installments over a one year period and equal quarterly installments over a one year period, respectively, subject to Mr. Duggan’s continued service on the Board through each vesting date.

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CUSIP No. 74587B 10 1

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2020

GENIUS INC.

By:	/s/ Ryan Flake
	Name:	Ryan Flake
	Title:	Chief Financial Officer

/s/ Robert W. Duggan
Robert W. Duggan

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